

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Eric Hobbs, Ph.D
Chief Executive Officer
Berkeley Lights, Inc.
5858 Horton Street, Suite 320
Emeryville, CA 94608

> **Re: Berkeley Lights, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 1, 2020**
> **CIK No. 0001689657**

Dear Dr. Hobbs:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note you refer to yourself as a "Digit Cell Biology" company. Please tell us whether this is a commonly used scientific term or whether it is a term you developed. To the extent you developed this term, please clearly state this in your disclosure. To place your disclosure in appropriate context, please expand your disclosure to identify the number of similarly-situated companies with which you compete. Please also revise your disclosure to clearly state, so that a lay reader may understand your disclosure, that your platform is comprised of medical devices in which raw materials are input, processes are performed and outputs produced. Additionally, please balance your disclosure with a

discussion of the challenges you face in the continued development and scaling up of your platform technology, e.g., challenges with respect to the reliability of your systems and workflow yields, as discussed on page 20.

2. Please revise to disclose clearly and prominently the research use only designation of your platform. Also revise to disclose how this designation impacts your addressable market.

3. You refer to your platform as a fully integrated, end-to-end solution and that services a portion of the value chain across cell-based-product industries. Please expand these concepts to provide greater detail about what portion of the overall industry process your products address, including the raw material inputs that are material to your process and the finished products that are provided to end customers and what further processes customers need to conduct.

4. We note that you refer to end market sales of cell-based products in antibody therapeutics, cell therapy and synthetic biology. Please clarify how your products and services correlate to those end market sales. Please also clarify the share of the value chain across the cell-based product industry that you currently service.

5. We note the disclosure that your customer base includes eight of the ten largest biopharmaceutical companies. Please expand your disclosure to disclose the amount of revenue attributable to these customers.

Our workflow and assay library, page 4

6. Please clarify whether each of the workflows listed in the table on page 4 are distinct products or whether they are different versions of the same product. Please also clarify what it means for a workflow to be in "development roadmap." Please also expand your disclosure to explain what you mean by "reusability" in this context and provide support for your claims as to its benefits.

Business model and platform access, page 6

7. Please provide the percentage of your current revenues that are generated through the direct purchase, subscription and strategic partnership access methods.

Market opportunity, page 6

8. Please tell us your basis for the addressable market calculations, given its research use only designation, and provide a more detailed discussion of underlying assumptions used in your calculations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 80

9. We note the significant increase in your research and development expenses as well as your disclosure that you have plans to further invest in research and development to

Eric Hobbs, Ph.D
Berkeley Lights, Inc.
May 28, 2020
Page 3

support the expansion of your workflow and assay libraries, the addition of platform capabilities, including new reagent kits and OptoSelect chips, and new automation systems to address new markets and new workflows. Please revise your discussion to provide more detail for your research and development expenses for each period presented by project and type of expenses, if practicable.

Business
Intellectual property, page 120

10.   Please clarify which patents are owned and which are in-licensed and disclose the specific products, product groups and technologies to which the patents relate.

11.   We note that your issued patents have upcoming expiration dates in 2022. Please discuss whether you expect the expiration of these patents to have a material effect on your business, including any impact on future operations and the financial position of the company.

Licenses and collaborations
UC Regents license agreement, page 121

12.   We note that you are required to provide equity to UC Regents upon the occurrence of a certain financing event. Please specify the financing event that will trigger this obligation. Please also quantify the cash payment that will be provided to UC Regents and the timing for such payment. In addition, please quantify the annual minimum royalty payment owed to UC Regents under the license agreement.

Description of capital stock
Anti-takeover provisions, page 156

13.   You state that your amended and restated certificate of incorporation will provide that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action against the Company or any of your directors, officers, employees or agents arising under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Financial Statements
Note 10. Stockholders' Equity , page F-25

14.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and any

beneficial conversion features.

Note 14. Commitments and Contingencies , page F-36

15.   Please revise to disclose the significant terms of and your financial commitments related to your license and collaboration agreements.

General

16.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

17.   We note that your website includes information regarding a Genetic Editing workflow that is not discussed in the prospectus. Please tell us why you have not included a discussion of this workflow in the prospectus.

        You may contact Julie Sherman at 202-551-3640 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Edwards at 202-551-6761 or Christine Westbrook at 202-551-5019 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Brian J. Cuneo, Esq.